

MAIL STOP 3561

September 24, 2007

Mr. J. Jay Lobell
Chief Executive Officer
Paramount Acquisition Corp.
787 Seventh Avenue, 48th Floor
New York, NY 10019

**Re: Paramount Acquisition Corp. ("Paramount" or "Company")**
**Proxy Statement on Schedule 14A**
**Filed September 12, 2007**
**File No. 000-51518**

Dear Mr. Lobell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      We are reviewing your response to prior comment one and may have further comment.

Cover Page

2.      Please revise here, page 72 and where appropriate to identify the "Sellers" and disclose the amount of cash and the dollar value of shares that will be distributed to the individual owners.

The Transaction Proposal, page 49

3.    Please revise pages 50 and 51 to identify and briefly clarify the roles of the "several individuals," "certain members of the Intermediaries," and "subset of the intermediaries."  Your revised disclosure should briefly address if and why the Intermediaries ceased to be a party to the negotiations.

4.    Similarly, please revise to identify the principal terms of the "draft term sheet to the Intermediaries on March 27, 2007," the "non-circumvention agreement" between Paramount and the Intermediaries, the "proposed terms under which Paramount would acquire Chem Rx," and the "non-binding term sheet" executed by Paramount and Chem Rx on April 24, 2007.  Please clarify how the principal terms changed during the negotiations that led to the proposed stock purchase agreement.

Recommendation of the Board of Directors and Reasons for the Transaction, page 52

5.    We note your response to prior comment ten and your revised disclosure on page 53.  Please revise to clarify how the relative comparisons, including the comparable company and precedent transaction analyses, relate, if at all, to Capitalink's analyses.  Were your results similar to those generated by your investment bankers; if not, what were the key differences?

6.    We note your response to prior comment 25.  Please revise page 56 to disclose that the minority stake purchase in October 2006 suggested an enterprise value of approximately $65.5 million, and clarify whether the board considered this amount in its evaluation of the proposed transaction.  If so, please revise to identify any factors considered by the board in determining that the company's value had increased from approximately $65.5 million to over $190 million in less than 12 months.

7.    We note your response to prior comment 12 and the revised table on page 69.  Please advise us why you do not include the $5 million of financial advisory fees payable to Marcum & Kliegman and tell us how their services differ from those provided by CIBC.  Is it possible that cash paid for the acquisition of Chem Rx may be used to pay Marcum & Kliegman?

8.    We note your response to prior comment 26.  Please revise to disclose whether the compensation committee, going forward, will review agreements and amended agreements with named executive officers.

Form 8-K, filed September 10, 2007

9.      Slide 19 of Exhibit 99.2 of your Form 8-K indicates that you will pay $143
        million of cash consideration.  Your current Schedule 14A discloses the cash
        payment amount as $133 million.  Please advise us why these amounts are
        different and clarify your disclosure, if necessary. Also, please provide support for
        the statements that you are the largest independently owned institutional
        pharmacy, third largest overall, and that you have 30% to 35% of the market share
        in the New York metropolitan area.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact David Walz at (202) 551-3358 if you have questions regarding
comments on the financial statements and related matters.  Questions on other disclosure
issues may be directed to Jay Williamson at (202) 551-3393 or James Lopez, who
supervised the review of your filing at (202) 551-3536.

                                        Sincerely,


                                        John Reynolds
                                        Assistant Director


Cc:     Andrew Muratore
Fax #   646-441-9061